Exhibit 99.151

The Valens Company Announces CDN$40 Million Bought Deal Offering of Units

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

KELOWNA, BC, May 25, 2021 /CNW/ - The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the "Company", "The Valens Company" or "Valens"), a leading manufacturer of cannabis products, is pleased to announce that it has entered into an agreement with Stifel Nicolaus Canada Inc. ("Stifel GMP" or the "Lead Underwriter") on behalf of a syndicate of underwriters (together with the Lead Underwriter, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis 12,122,000 units (the "Units") of the Company at a price of $3.30 per Unit (the "Issue Price"), for aggregate gross proceeds of $40,002,600 (the "Offering").

Each Unit will be comprised of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share (a "Warrant Share") for a period of 36 months following the closing of the Offering (the "Closing") at an exercise price of $4.15 per Warrant Share, subject to adjustment and acceleration in certain events. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $8.25, the Company may, within 10 business days of the occurrence of such event, deliver a notice (including a press release) to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, or to find substituted purchasers for, up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable for Units, Common Shares or Warrants (or any combination thereof). In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $46,002,990.

The Company plans to use the net proceeds from the offering to continue to pursue strategic growth initiatives in North America, provide funding for opportunistic acquisitions and for general corporate purposes.

The offering is scheduled to close on or about June 1, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The Units will be offered in each of the provinces of Canada, excluding Quebec, pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated January 28, 2021 (the "Base Shelf Prospectus") and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed by the Company and Stifel GMP. The Units will not be offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the "1933 Act").

The Prospectus Supplement will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada, excluding Quebec. The Prospectus Supplement and the Base Shelf Prospectus contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the other documents the Company has filed before making an investment decision. Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the 1933 Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company's high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada's only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release constitute "forward-looking information" or "forward- looking statements" within the meaning of applicable securities laws. Forward-looking statements and information may be identified by such terms as "anticipates", "believes", "targets", "estimates", "plans", "expects", "may", "will", "could" or "would". In this press release, forward-looking information and statements relate to, among other things: the filing of the Prospectus Supplement, the completion of the Offering and the use of the net proceeds therefrom and the anticipated closing date of the Offering. Forward-looking information may relate to anticipated events or results and other statements that are not historical facts. The forward-looking information is based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the COVID-19 epidemic, the cannabis industry, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. The forward-looking information contained in this press release is made as of the date hereof, and the Company is not obligated to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

SOURCE The Valens Company Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2021/25/c8542.html

%SEDAR: 00025584E

For further information: Jeff Fallows, The Valens Company: Investor Relations, ir@thevalenscompany.com; 1 647.956.8254, KCSA Strategic Communications: Phil Carlson / Elizabeth Barker, VLNS@kcsa.com, 1 212.896.1233 / 1 212.896.1203; Media: KCSA Strategic Communications, Anne Donohoe, adonohoe@kcsa.com, 1 212.896.1265

CO: The Valens Company Inc.

CNW 17:02e 25-MAY-21